TAGALDER (2000) INC.
                        (FORMERLY TAGALDER INCORPORATED)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                               SEPTEMBER 30, 2002
                      (Amounts expressed  in U. S. dollars)

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
--------------------------------------------------------------------------------
SEPTEMBER  30,  2002                                                        PAGE
--------------------------------------------------------------------------------
(Unaudited)
(Amounts  expressed  in  US  dollars)


Interim  Consolidated  Balance  Sheets  as  of  September  30,  2002
And  December  31,  2001                                                       1

Interim  Consolidated  Statements  of  Operations  for  the  nine
months  ended  September  30,  2002  and  September  30,  2001                 2

Interim  Consolidated  Statements  of  Operations  for  the  three  month
period  July  1  to  September  30,  2002 and July 1 to September 30, 2001     3

Interim  Consolidated  Statements  of  Cash  Flows  for  the  nine
months  ended  September  30,  2002  and  September  30,  2001                 4

Interim  Consolidated  Statements  of  Cash  Flows  for  the  three  month
period  July  1  to  September  30,  2002 and July 1 to September 30, 2001     5

Interim  Consolidated  Statements  of  Stockholders  Equity  for  the
nine  months  ended  September  30,  2002                                      6

Condensed  Notes  to  Interim  Consolidated  Financial  Statements             7


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
INTERIM  CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
As at September 30, 2002 and December 31, 2001       2002          2001
(Amounts expressed in U. S. dollars)                  $             $
--------------------------------------------------------------------------------
(Unaudited)
ASSETS
CURRENT:
  Cash. . . . . . . . . . . . . . . . . . . . .        1,236         3,087
  Accounts receivable . . . . . . . . . . . . .          445             -
  Advance receivable. . . . . . . . . . . . . .            -             -
  Prepaid expenses and deposits . . . . . . . .           19         2,718
                                                 ------------  ------------
                                                       1,700         5,805
MINERAL PROPERTIES, . . . . . . . . . . . . . .            1             1
INVESTMENTS . . . . . . . . . . . . . . . . . .            3             3
EMU FARM, . . . . . . . . . . . . . . . . . . .            1             1
WEB SITES,. . . . . . . . . . . . . . . . . . .            1             1
                                                 ------------  ------------
                                                       1,706         5,811
                                                 ============  ============


LIABILITIES
CURRENT:
Accounts payable and accrued liabilities. . . .      111,579        62,898
Loans and advances, . . . . . . . . . . . . . .       33,780        16,470
                                                 ------------  ------------
                                                     145,359        79,368
                                                 ============  ============

SHARE CAPITAL AND DEFICIT
SHARE CAPITAL,. . . . . . . . . . . . . . . . .    3,836,484     3,836,484

ACCUMULATED OTHER COMPREHENSIVE LOSS. . . . . .      (24,342)      (24,360)

DEFICIT . . . . . . . . . . . . . . . . . . . .   (3,955,795)   (3,885,681)
                                                 ------------  ------------
                                                    (143,653)      (73,557)
                                                 ============  ============
                                                       1,706         5,811
                                                 ============  ============

See  condensed  notes  to  unaudited  consolidated  financial  statements.

On  behalf  of  the  Board:

/s/  L. Murray Eades",  Director
 ----------------------


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
INTERIM CONSOLIDATED STATEMENTS OF OPERATION
--------------------------------------------------------------------------------
For the nine month period ended September 30       2002          2001
(Amounts expressed in U. S. dollars)                $             $
--------------------------------------------------------------------------------
Unaudited
WEB INCOME. . . . . . . . . . . . . . . . . .        1,198             0
                                               ------------  ------------

EXPENSES:
  Administrative services . . . . . . . . . .        7,677         8,809
  Consulting. . . . . . . . . . . . . . . . .            -        21,243
       Commission paid. . . . . . . . . . . .            -             -
  Office and general. . . . . . . . . . . . .        3,990         4,362
  Professional fees . . . . . . . . . . . . .       31,588        15,221
  Public relations. . . . . . . . . . . . . .          173           325
  Shareholder information . . . . . . . . . .        2,482           919
  Transfer agent fees . . . . . . . . . . . .        1,484         2,370
  Farm management . . . . . . . . . . . . . .       23,918        24,000
                                               ------------  ------------

NET INCOME (LOSS) . . . . . . . . . . . . . .      (70,114)      (77,249)



BASIC AND DILUTED LOSS PER SHARE. . . . . . .      (0.0018)      (0.0033)
                                               ------------  ------------

Weighted average number
Of common shares outstanding. . . . . . . . .   37,869,018    23,276,136


See  condensed  notes  to  unaudited  consolidated  financial  statements.


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
INTERIM CONSOLIDATED STATEMENTS OF OPERATION
--------------------------------------------------------------------------------
For the three month period July 1 to September 30       2002          2001
(Amounts expressed in U. S. dollars)                     $             $
--------------------------------------------------------------------------------
Unaudited
WEB INCOME . . . . . . . . . . . . . . . . . . . .          582             0
                                                    ------------  ------------

EXPENSES:
  Administrative services. . . . . . . . . . . . .        1,885         2,945
  Consulting . . . . . . . . . . . . . . . . . . .            -         2,975
       Commission paid . . . . . . . . . . . . . .            -             -
  Office and general . . . . . . . . . . . . . . .        2,430         1,968
  Professional fees. . . . . . . . . . . . . . . .        6,850         1,917
  Public relations . . . . . . . . . . . . . . . .            -             0
  Shareholder information. . . . . . . . . . . . .        2,252           567
  Transfer agent fees. . . . . . . . . . . . . . .          442           792
  Farm management. . . . . . . . . . . . . . . . .        7,905         8,000
                                                    ------------  ------------

NET INCOME (LOSS). . . . . . . . . . . . . . . . .      (21,182)      (19,164)



BASIC AND DILUTED LOSS PER SHARE . . . . . . . . .      (0.0005)       (0.005)
                                                    ------------  ------------

Weighted average number
Of common shares outstanding . . . . . . . . . . .   37,869,018    13,611,326


See  condensed  notes  to  unaudited  consolidated  financial  statements.


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
INTERIM  CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
For the nine month period ended September 30              2002         2001
(Amounts expressed in U. S. dollars)                        $           $
--------------------------------------------------------------------------------
Unaudited
CASH WAS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
    Net income (loss). . . . . . . . . . . . . . . .     (70,114)    (77,249)
    Items not involving cash:
    Loss on disposition of capital assets. . . . . .           -           -
                                                      -----------  ----------

                                                         (70,114)    (77,249)
                                                      -----------  ----------

    Cash was provided by (used to finance)
    changes in the following working capital items:
      Accounts receivable. . . . . . . . . . . . . .        (445)     (3,325)
      Prepaid expenses and deposits. . . . . . . . .       2,699      (2,074)
      Accounts payable and
        accrued liabilities. . . . . . . . . . . . .      65,991      28,320
                                                      -----------  ----------
                                                          68,245      22,921
                                                      -----------  ----------
                                                          (1,869)    (54,328)
                                                      -----------  ----------

  FINANCING ACTIVITIES:
    Issue of common shares . . . . . . . . . . . . .           -     759,422
    Loans and advances . . . . . . . . . . . . . . .           -           0
                                                      -----------  ----------
                                                               -     759,422
                                                      -----------  ----------

  INVESTING ACTIVITIES:
    Investment:
       Joint venture under development . . . . . . .           -           -
       Investment in Tung Shing Development. . . . .           -    (718,106)
    Exploration costs recovered (incurred) . . . . .           -           -
                                                      -----------  ----------
                                                               -    (718,106)
                                                      -----------  ----------

FOREIGN CURRENCY TRANSLATION ADJUSTMENT. . . . . . .          18       7,477
CHANGE IN CASH POSITION. . . . . . . . . . . . . . .      (1,851)     (5,535)
Cash position, beginning of year . . . . . . . . . .       3,087      16,566
                                                      -----------  ----------
CASH POSITION, END OF PERIOD . . . . . . . . . . . .       1,236      11,031
                                                      -----------  ----------

Income taxes paid. . . . . . . . . . . . . . . . . .           -           -

Interest paid. . . . . . . . . . . . . . . . . . . .           -           -

See condensed notes to unaudited consolidated financial statements.



TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
INTERIM  CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
For the three month period July 1 to September 30        2002        2001
(Amounts expressed in U. S. dollars)                       $           $
--------------------------------------------------------------------------------
Unaudited
CASH WAS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
    Net income (loss). . . . . . . . . . . . . . . .     (21,182)   (12,029)
    Items not involving cash:
    Amortization . . . . . . . . . . . . . . . . . .           -          -
    Loss on disposition of capital assets. . . . . .           -          -
                                                      -----------  ---------
                                                         (21,182)   (12,029)
                                                      -----------  ---------

    Cash was provided by (used to finance)
    changes in the following working capital items:
      Accounts receivable. . . . . . . . . . . . . .       1,986      1,768
      Prepaid expenses and deposits. . . . . . . . .       1,614       (902)
      Accounts payable and
        accrued liabilities. . . . . . . . . . . . .      12,972    (16,231)
                                                      -----------  ---------
                                                          16,572    (15,368)
                                                      -----------  ---------
                                                          (4,610)   (27,397)
                                                      -----------  ---------

  FINANCING ACTIVITIES:
    Issue of common shares . . . . . . . . . . . . .           -     21,689
    Loans and advances . . . . . . . . . . . . . . .           -          -
                                                      -----------  ---------
                                                               -     21,689
                                                      -----------  ---------

  INVESTING ACTIVITIES:
    Investment:
       Joint venture under development . . . . . . .           -          -
       Investment in Tung Shing Development. . . . .           -          -
    Exploration costs recovered (incurred) . . . . .           -          -
                                                      -----------  ---------
                                                               -          -
                                                      -----------  ---------

FOREIGN CURRENCY TRANSLATION ADJUSTMENT. . . . . . .       2,213     (5,822)
CHANGE IN CASH POSITION. . . . . . . . . . . . . . .      (2,397)   (11,530)
Cash position, beginning of period . . . . . . . . .       3,633     22,561
                                                      -----------  ---------
CASH POSITION, END OF PERIOD . . . . . . . . . . . .       1,236     11,031
                                                      -----------  ---------

Income taxes paid. . . . . . . . . . . . . . . . . .           -          -

INTEREST PAID. . . . . . . . . . . . . . . . . . . .           -          -


See  condensed  notes  to  unaudited  consolidated  financial  statements.



TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
For the nine month period ended September 30, 2002
(Amounts expressed in US dollars)
(Unaudited)


                                                  Common stock   Other
                                                  Number of      Common stock  Comprehensive
                                                  Shares         Amount        Deficit         Loss
                                                  -------------  ------------  --------------  ------------
Balance as of December
31, 2000 . . . . . . . . . . . . . . . . . . . .     16,327,882     1,475,082       (987,009)      (11,416)
Issuance of common stock . . . . . . . . . . . .     21,541,136     2,361,402              -             -
Foreign currency translation . . . . . . . . . .              -             -              -       (24,554)
Net loss for the year. . . . . . . . . . . . . .              -             -     (2,482,205)            -
                                                  -------------  ------------  --------------  ------------

Balance as of December 31,
2001 . . . . . . . . . . . . . . . . . . . . . .     37,869,018     3,836,484     (3,885,681)      (24,360)
Issuance of common stock . . . . . . . . . . . .              -             -              -             -
Foreign currency translation . . . . . . . . . .              -             -                           18
Net loss for the period. . . . . . . . . . . . .              -             -        (70,114)            -
                                                  -------------  ------------  --------------  ------------

Balance as of September 30, 2002 . . . . . . . .     37,869,018     3,836,484     (3,955,795)      (23,342)
                                                  =============  ============  ==============  ============


See  condensed  notes  to  unaudited  consolidated  financial  statements

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
CONDENSED  NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
--------------------------------------------------------------------------------
AS  OF  SEPTEMBER  30,  2002
--------------------------------------------------------------------------------
(Amounts  expressed  in  US  dollars)
(Unaudited)

1.     NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

The accompanying unaudited financial statements have been prepared in accordance with instructions to Form 10-Q and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of recurring accruals) considered necessary for fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. Interim statements should be read in conjunction with the Company's audited financial statements.

The unaudited consolidated financial statements include the accounts of Tagalder
(2000) Inc., ("the Company") and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation.

2.     GOING  CONCERN  ASSUMPTION

As at September 30, 2002, certain principal conditions and events are prevalent that indicate that there could be substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. These conditions and events include lack of financing, lack of revenue earned to date, recurring losses and future commitments.

The future viability of the company is dependent upon its ability to conclude adequate financing to meet its ongoing commitments until such time as any of its current ventures are operating profitably or other sources of revenue are identified. The Company plans to continue its efforts to acquire equity partners and make private placements to fund its operations.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern.

3.     CONTINGENT  LIABILITY

The Company is a defendant in an action commenced by a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of $52,000 and for office services in the approximate amount of $42,000 provided by that company.

The directors are of the opinion that the claim is without merit and the Company has filed a Statement of Defense and a counterclaim for approximately $34,000. Since the amount of the loss, if any, cannot reasonably be estimated, no provision has been made in the accounts.